

March 1, 2013

Via E-Mail
Li Yuan
Chief Executive Officer
China Xuefeng Environmental Engineering Inc.
C214. Fitting Integration Building, Fazhan Road to Sugian Gate Section
Jiangsu Province, China 223800

> **Re:** **China Xuefeng Environmental Engineering Inc.**
> **Form 10-Q for Fiscal Quarter Ended November 30, 2012**
> **Filed January 14, 2013**
> **Amendment No. 1 to Form 8-K**
> **Filed January 10, 2013**
> **Response dated February 15, 2013**
> **File No. 333-175483**

Dear Mr. Yuan:

We have reviewed your response letter and have the following comments.

Amendment No. 1 to Form 8-K

Item 2.01 Completion of Acquisition or Disposition of Assets, page 4

1. We note your response to comment 1 in our letter dated January 23, 2013, which states that Mr. Liu received no consideration from the company. Please clarify whether he received any consideration from Inclusion or its shareholders or any other party, whether in the form of stock, cash or any other form, when he relinquished his 7,895,000 shares of the company in the reverse acquisition, and whether he retained any interest in the combined company after the closing of the transaction. If he received no consideration at all in connection with the transaction, and does not remain a holder of any amount of the company's shares, please clearly explain this, and explain why you believe he would have participated in a transaction in this manner. Note that in a typical reverse acquisition, the public company issues newly issued shares to the private operating company's shareholders, and the original shareholders of the public company keep their shares, which then constitute only a minority of the outstanding shares of the combined company.

Form 10-Q for Fiscal Quarter Ended November 30, 2012

2. We note your response to comment 4 in our letter dated January 23, 2013, and appreciate the additional information you provided. Please also address the following:

- Clarify whether all clients who pay an upgrading and improvement fee are required to enter into a license agreement to continue to use your patented technology;

- Clarify the specific nature of the services and/or equipment you provide during the term of the license agreement;

- Clarify how you determine the amount to be paid for the upgrading and improvement fee versus the amount to be paid under the license agreement; and

- More fully explain why you believe it is appropriate to immediately recognize the upgrading and improvement fee rather than amortizing it over the term of the license agreement.

Please show us the disclosures you intend to include in your next Form 10-Q in response to this comment and to comment 4 in our letter dated January 23, 2013.

3. We note your response to comment 5 in our letter dated January 23, 2013, including your statement that you "**plan** to have Jiangsu Xuefeng make payments to Baichuang Information to the extent necessary for that entity and its parent entities to pay their expenses". However, it remains unclear to us what restrictions exist that may limit Jiangsu Xuefeng's ability to make such payments. It is our understanding that the PRC government may impose controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Please expand your disclosure in future filings, including your next Form 10-Q, to quantify the impact of any cash transfer restrictions, to quantify any cash payments actually made by the PRC subsidiary to the U.S. holding company during each period presented, and to address the potential risks and consequences of any cash transfer restrictions. Refer to Section 501.13.b.1 of the Financial Reporting Codification regarding the disclosure implications of restrictions on accessibility to cash flows. Please show us the disclosures you intend to include in your next Form 10-Q.

You may contact Anne McConnell, Senior Accountant at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

Cc: Via E-Mail
Gregg Jaclin, Esq.